

February 17, 2023

Barry Anderson
Chief Executive Officer
Data Knights Acquisition Corp.
Unit G6, Frome Business Park, Manor Road
Frome
United Kingdom, BA11 4FN

   Re: Data Knights Acquisition Corp.
    Amendment No. 4 to Registration Statement on Form S-4
    Filed February 3, 2023
    File No. 333-266274

Dear Barry Anderson:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4

Questions and Answers About the Proposals
Q. How Does the Sponsor Intend to Vote on the Proposals?, page 10

1. We note your response to comment 13 and reissue our comment in part. It appears that your disclosure on page 10 which states that "the Insiders own of record and are entitled to vote an aggregate of approximately 20% of the outstanding shares of Data Knights Class A Common Stock through their ownership of Founder Shares," includes shares held by PIPE investors. Given that PIPE investors will not be voting on the Proposals, please revise to present the Insiders' ownership prior to the PIPE investment or any other alternative financing.

Q. How do redemptions of Data Knights' Public Shares impact the Closing..., page 20

2.   We reissue comment 3 in part. Please clarify, to the extent accurate, that non-redemption agreements would not be sufficient to ensure you meet the Minimum Cash Condition.

Unaudited Pro Forma Condensed Combined Financial Information, page 46

3.   Rule 11-01(a)(8) of Regulation S-X requires transactions to be probable to be included in pro forma financial information. Therefore, if consummation of the PIPE is not probable, please remove this pro forma adjustment.

OneMedNet Management's Discussion and Analysis of Financial Condition and Results of Operations, page 184

4.   We note the revised disclosure in response to comment 11. However, this disclosure should be provided in MD&A of OneMedNet, which starts on page 184, rather than in the notes to the financial statements. Please revise to move the added disclosure to MD&A. Please also revise the table of contents at the beginning of your filing to include MD&A.

Executive Compensation of OneMedNet
Outstanding Equity Awards, page 198

5.   We note your disclosure that OneMedNet has no outstanding equity awards, yet we also note that your summary compensation table suggests equity awards were granted in each of the last three fiscal years. Please confirm that there were no equity awards outstanding as of December 31, 2022, or provide the disclosure required by Item 402(p).

Exhibits

6.   We note your response to comment 10 that you have redacted the names of the parties to exhibits 10.18 and 10.19 because they are confidential. However, we do not see that the exhibit index or exhibits contain the disclosure required by Item 601(b)(10)(iv) indicating that you are redacting certain terms, and the redacted terms are not marked in the agreement. To the extent you wish to redact terms that are both not material and are the type that you treat as private and confidential, please revise to follow the procedure set forth in Item 601(b)(10)(iv). In the alternative, please file unredacted copies of these agreements.

General

7.   We note your disclosure on page 20 that there has been a slowdown in PIPE investments and that you are in negotiations with an investor regarding a SEPA for funds totaling $50 million to $100 million over 36 months. Given that you are pursuing alternative funding options in place of the PIPE, please tell us why you believe it is appropriate to continue presenting the disclosure throughout the registration statement as if the PIPE will occur, such as in the ownership disclosure both before and after the Business

Combination, the Nasdaq Proposal which relates only to the issuance of shares in connection with a PIPE, and that the common stock issued and outstanding assumes no additional equity financing other than the PIPE. In addition, the discussions of the risks of a failure to complete the PIPE investment suggests that the PIPE financing is the only funding source you are pursuing. In the alternative, please revise the disclosure throughout so the following is clear to investors:

- The various financing alternatives you are pursuing;
- The likelihood that such financing is secured and the anticipated timing;
- A summary of the material terms of such financing, to the extent known;
- Whether you would issue shares at a discount, including a risk factor indicating that shares issued at a discount could result in negative pressure on your stock price following the Business Combination;
- Whether and to what extent the PIPE and/or SEPA may be a possible source of dilution for shareholders who elect not to redeem their shares in connection with the business combination. To the extent that it may be a significant source of dilution, please provide disclosure of the impact of that significant source of dilution at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions; and
- Revise the Background of the Business Combination section beginning on page 107 to include a discussion of negotiations relating to the SEPA, including background on when and why you decided to pursue this additional financing arrangement and the status of such arrangements.

8. Please include disclosure addressing the risk that you may be deemed to be an investment company under the U.S. Investment Company Act of 1940 that is comparable to the risk factor disclosure on pages 24-25 of your Definitive Proxy Statement on Schedule 14A filed on October 27, 2022.

You may contact Lyn Shenk at 202-551-3380 or Ta Tanisha Meadows at 202-551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Larry Shackelford, Esq.